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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66703~~ 8-66073

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SL Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

969 High Ridge Road, Suite 200
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis C. Ruschovich (203) 321-8964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

225 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James F. Bronsdon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SL Distributors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

James F Bronsdon
Signature

President
Title

Hyacinth Natarajan
Notary Public

HYACINTH NATARAJAN
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

SL Distributors, Inc.

Period from August 12, 2003 (Date of Inception) through December 31, 2003
with Independent Auditors'
Supplementary Report on Internal Control

SL Distributors, Inc.

Financial Statements
and Supplemental Information

Period from August 12, 2003 (Date of Inception) through December 31, 2003

Contents

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 8
Statement Regarding Rule 15c3-3 9

Supplementary Report

Independent Auditors' Supplementary Report on Internal Control 10

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

To the Board of Directors
SL Distributors, Inc.

We have audited the accompanying statement of financial condition of SL Distributors, Inc. as of December 31, 2003, and the related statements of income, changes in shareholder's equity and cash flows for the period from August 12, 2003 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SL Distributors, Inc. at December 31, 2003, and the results of its operations and its cash flows for the period from August 12, 2003 (date of inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2004

SL Distributors, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 9,659
Receivable from parent	341
Total assets	$ 10,000
Shareholder's equity	
Common stock (20,000 shares authorized, issued and outstanding, $0.01 par value)	$ 200
Paid-in capital	9,800
Total shareholder's equity	$ 10,000

See accompanying notes to financial statements.

SL Distributors, Inc.

Statement of Income

Period from August 12, 2003 (Date of Inception) through December 31, 2003

Revenues	
Reimbursement of expenses from parent	$ 60,331
Total revenues	60,331
Expenses	
Organizational and start-up costs	60,331
Total expenses	60,331
Net income	$ –

See accompanying notes to financial statements.

SL Distributors, Inc.

Statement of Changes in Shareholder's Equity

Period from August 12, 2003 (Date of Inception) through December 31, 2003

Common stock (20,000 shares authorized, issued and outstanding, $0.01 par value):	
Balance at beginning and end of period	$ 200
Paid-in capital:	
Balance at beginning and end of period	$ 9,800
Retained earnings:	
Balance at beginning of period	$ –
Net income	–
Balance at end of period	–
Total shareholder's equity	$ 10,000

See accompanying notes to financial statements.

SL Distributors, Inc.

Statement of Cash Flows

Period from August 12, 2003 (Date of Inception) through December 31, 2003

Cash flows from operating activities	
Net income	$ –
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in receivable from parent	(341)
Net cash used in operating activities	(341)
Cash flows from financing activities	
Capital contribution from parent	10,000
Net cash provided by financing activities	10,000
Net increase in cash	9,659
Cash at beginning of period	–
Cash at end of period	$ 9,659

See accompanying notes to financial statements.

1. Organization and Operation

SL Distributors, Inc. (the "Company") was incorporated on August 12, 2003 as a wholly-owned subsidiary of Sage Life Assurance of America, Inc. (the "Parent"), which is a wholly-owned indirect subsidiary of Swiss Re Life Health of America Inc.

The Company is the principal underwriter and broker/dealer for registered life and annuity products issued by the Parent. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. Summary of Significant Accounting Policies

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational Costs

The Company expenses organizational and start-up costs in the year incurred.

3. Income Taxes

The Company files separate federal and state income tax returns. The federal and state income tax provisions are computed on a separate return basis.

4. Net Capital Requirements

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum capital requirement for the Company is $5,000 as it is the Company's intention to engage solely in the purchase, sale and redemption of interests or participations in insurance company separate accounts or mutual funds and not to carry customer accounts. At December 31, 2003, the Company had net capital of $9,659. At December 31, 2003, the Company had no aggregate indebtedness.

5. Related Party Transactions

Under an expense sharing agreement with its Parent, the Company is reimbursed for its expenses. In addition, the Company utilizes the services of officers and employees of the Parent and is not charged for these services.

The financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Supplemental Information

SL Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital	
Total shareholder's equity	$ 10,000
Less non-allowable assets	(341)
Net capital	$ 9,659
Aggregate indebtedness	$ –
Net capital requirement under Rule 15c3-1 ($5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess of net capital over minimum required	$ 4,659
Ratio of aggregate indebtedness to net capital	0 to 1

There are no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part IIA FOCUS filing.

SL Distributors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors
SL Distributors, Inc.

In planning and performing our audit of the financial statements of SL Distributors, Inc. (the "Company") for the period from August 12, 2003 (date of inception) through December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2004